19
34

UNI
SECURITIES AND E
Washin

08026932

SEC
Mail Processing
Section

FEB 26 2008

Washington, DC
101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48926

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TOWER BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2104 E WEST 25TH STREET
(No. and Street)

LAWRENCE (City) KANSAS (State) 66047 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT D. SUDERMAN, PRESIDENT (785) 749-3031
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CUDNEY, ECORD, MCENROE & MULLANE LLC
(Name – *if individual, state last, first, middle name*)

1310 CARONDELET DRIVE, SUITE 333 (Address) KANSAS CITY (City) MISSOURI (State) 64114 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT D. SUDERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TOWER BROKERAGE SERVICES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENEVIEVE L. SATTLER
Notary Public, State of Kansas
My Appt. Exp. 01-04-2012

Robert D. Suderman
Signature

PRESIDENT
Title

Genevieve L. Sattler
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUDNEY, ECORD, MCENROE & MULLANE L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Tower Brokerage Services, Inc.
Lawrence, Kansas

We have audited the accompanying statement of financial condition of Tower Brokerage Services, Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tower Brokerage Services, Inc. as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cudney, Ecord, McEnroe & Mullane

February 21, 2008

1310 Carondelet Drive, Suite 333, Kansas City, Missouri 64114, 816/942-3133

TOWER BROKERAGE SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash		$ 7,020
Deferred tax asset (Note 1)		12,343
		$19,363

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable		$ 52
Subordinated borrowings (Note 3):		
Subordinated loans		46,000
Accrued interest on subordinated loans		22,532
Total liabilities		68,584
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized, 100 shares issued and outstanding	100	
Additional paid-in capital	24,555	
Retained earnings (deficit)	(73,876)	(49,221)
		$19,363

See the accompanying notes.

TOWER BROKERAGE SERVICES, INC.

STATEMENT OF INCOME

For the year ended December 31, 2007

Revenues:		
Commissions		$ 4
Other – NASD consolidation payment		35,000
Interest		1
		35,005
Expenses:		
Compensation and payroll taxes	7,309	
Consulting	2,479	
Professional services	1,445	
Registration and licensing fees	665	
Bank charges and other	164	
Insurance	150	
Interest on subordinated loans	2,780	14,992
Income before taxes		20,013
Deferred income taxes (Note 1)		4,003
Net income		$16,010

See the accompanying notes.

TOWER BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)
Balance, January 1, 2007	$ 100	$19,555	$(65,386)
Capital contribution	-	5,000	-
Net income	-	-	16,010
Dividends on common stock	-	-	(24,500)
Balance, December 31, 2007	$ 100	$24,555	$(73,876)

See the accompanying notes.

TOWER BROKERAGE SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2007

Subordinated borrowings at January 1, 2007	$69,752
Increases:	
Accrued interest on subordinated loans	2,780
Decreases:	
Subordinated loan converted to paid-in capital	(4,000)
Subordinated borrowings at December 31, 2007	$68,532

See the accompanying notes.

TOWER BROKERAGE SERVICES, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2007

Cash flows from operating activities:	
Net income	$16,010
Adjustments to reconcile net loss to net cash used by operating activities:	
Amortization of organization costs	87
Accrued interest on subordinated borrowings	2,780
Deferred taxes	4,003
Increase in accounts payable	52
Net cash provided by operating activities	22,932
Cash flows from financing activities:	
Capital contribution	1,000
Dividends on common stock	(24,500)
Net cash used in financing activities	(23,500)
Decrease in cash	(568)
Cash at beginning of period	7,588
Cash at end of period	$ 7,020
Noncash financing activity:	
Subordinated loan converted to paid-in capital	$ 4,000

See the accompanying notes.

TOWER BROKERAGE SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2007

1. Summary Of Significant Accounting Policies

Business activity

The Company is a broker-dealer in the general securities business whose accounts are maintained on the accrual method of accounting.

The Company does not grant credit although in the event a customer would not fulfill their obligation involving a security transaction, the Company would be required to purchase or sell the security and may incur a loss.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes

Current and deferred income taxes are determined in accordance with FASB Statement No. 109. Deferred taxes relate to the Company's net operating loss carryover of $39,183 which expires through 2026, and nondeductible interest expenses.

Statement of cash flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $6,968 which was $1,968 in excess of its required net capital of $5,000.

The aggregate indebtedness to net capital ratio at December 31, 2007 was .0075 to 1.

3. Subordinated Borrowings

The borrowings under subordination agreements at December 31, 2007 are listed below:

Subordinated notes payable to shareholder at 6%, due:

March 31, 2009	$ 8,500
June 30, 2009	3,000
June 30, 2009	5,000
November 30, 2009	5,000
December 31, 2009	4,500
March 31, 2010	5,000
January 29, 2010	4,000
December 10, 2010	5,000
December 10, 2010	6,000
	$46,000

The subordinated borrowings and related accrued interest are available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

SUPPLEMENTARY INFORMATION

TOWER BROKERAGE SERVICES, INC.

SUPPLEMENTARY INFORMATION

December 31, 2007

1. Computation of net capital under SEC rule 15c3-1

Total stockholder's equity	$(49,221)
Subordinated borrowings allowable in computation of net capital	68,532
Nonallowable assets	(12,343)
Net capital	6,968
Minimum net capital required, the greater of $5,000 or 6 2/3% of aggregate indebtedness	5,000
Excess net capital	$ 1,968
Aggregate indebtedness:	
Total liabilities	$ 68,584
Less subordinated borrowings	68,532
Aggregate indebtedness	$ 52
Ratio: Aggregate indebtedness to net capital	.0075 to 1

2. Computation for determination of reserve requirements under SEC rule 15c3-3

The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC rule 15c3-3.

3. Information relating to the possession or control requirements under SEC rule 15c3-3

The Company has complied with the exemptive requirements of SEC rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2007.

4. Reconciliation pursuant to SEC rule 17a-5(d)(4)

Net capital per December 31, 2007 Form X-17A-5	$ 6,968
Net capital per 1. above	$ 6,968

CUDNEY, ECORD, MCENROE & MULLANE L.L.C.

CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Tower Brokerage Services, Inc.
Lawrence, Kansas

In planning and performing our audit of the financial statements of Tower Brokerage Services, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

1310 Carondelet Drive, Suite 333, Kansas City, Missouri 64114, 816/942-3133

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cudney, Ecord, McEwen & Williams, LLC

February 21, 2008

END